Consent




Date:  July 2, 2003




TO WHOM IT MAY CONCERN:


I hereby authorize Teradyne, Inc.'s Chief Financial Officer, General Counsel, Corporate Counsel, Secretary, Assistant Secretary or Corporate Controller, or any of their respective designees to execute and cause to be filed, on my behalf, (i) Form 144 or any other documents to be filed pursuant to Rule 144 of the Securities Act of 1933 and any regulations thereunder with respect to securities of Teradyne, Inc. and
(ii) Form 3, 4 and/or Form 5, including amendments thereto or other document required to be filed pursuant to Section 16(a) of the Securities and Exchange Act of 1934 and any regulations thereunder with respect to securities of Teradyne, Inc.
This authorization shall continue until terminated in writing by me.



Signature:/s/Mark E. Jagiela    Date Signed: July 2, 2003


Name Printed: Mark E. Jagiela